U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

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             NOTIFICATION OF LATE FILING                   SEC FILE NUMBER

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                                                             CUSIP NUMBER
                                                             156266 20 7
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(CHECK ONE): [ ] Form 10-K and Form 10-KSB        [ ] Form 20-F
             [X] Form 10-Q and 10-QSB             [ ] Form N-SAR

         For Period Ended: JUNE 30, 2004
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Full Name of Registrant:        Golden Health Holdings, Inc.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                                48 Ba Qi Er Ma Lu, Hangyun Building,  Suite 1509


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City, State and Zip Code
                       Guangzhou, Postal Code 510110, People's Republic of China

PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X]; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

On September 9, 2003, the Registrant completed a share exchange with the shareholders of Guangzhou Genghai Technology Development Co. Ltd., a People's Republic of China corporation, as a result of which there was a change in the Board of Directors, management, and auditors of the Registrant. As a result, the Registrant was unable to compile the documentation required to complete the Form without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Zhijian Lu                     (86) 20 8329 5339

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     (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ ] Yes [X] No

         Form 10QSB for the period ended September 30, 2002, Form 10KSB for the period ended December 31, 2002, Form 10QSB for the period ended March 31, 2003, Form 10QSB for the period ended June 30, 2003, Form 10QSB for the period ended September 30, 2003, Form 10KSB for the period ended December 31, 2003 and Form 10QSB for the period ended March 31, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The share exchange transaction was accounted for as an acquisition of the Registrant by Guangzhou Genghai Technology Development Co. Ltd., a People's Republic of China corporation ("Genghai") for accounting purpose. As such, Genghai's financial results and condition for the six months ended and as of June 30, 2004 shall be the financial results of the Registrant. It is expected that the Registrant's revenues for the six months ended June 30, 2004 will be approximately $229,631 and its net loss will be approximately $200,000.

                          GOLDEN HEALTH HOLDINGS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   AUGUST 13, 2004                 By:  /s/ ZHIJIAN LU
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                                               Name:  Zhijian Lu
                                               Title:  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed and original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.